Exhibit 12

PrivateBancorp, Inc.

Computation of Earnings to Fixed Charges

(Dollars in thousands)

	Quarter Ended	Year Ended December 31
	March 31, 2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$23,950	$70,200	$64	$(50,380)	$(153,993)
Fixed charges, excluding interest on deposits	5,720	23,947	32,931	42,112	38,277

Earnings excluding interest on deposits	$29,670	$94,147	$32,995	$(8,268)	$(115,716)
Interest on deposits	10,255	50,072	74,037	111,616	176,710

Earnings including interest on deposits	$39,925	$144,219	$107,032	$103,348	$60,994

Fixed Charges:
Interest expense, excluding interest on deposits	$5,720	$23,947	$32,931	$42,112	$38,277
Interest on deposits	10,255	50,072	74,037	111,616	176,710

Total fixed charges, including interest on deposits	$15,975	$74,019	$106,968	$153,728	$214,987

Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$5,720	$23,947	$32,931	$42,112	$38,277
Preferred stock dividends	3,436	13,690	13,607	12,443	546

Total fixed charges and preferred stock dividends, excluding interest on deposits	$9,156	$37,637	$46,538	$54,555	$38,823
Interest on deposits	10,255	50,072	74,037	111,616	176,710

Total fixed charges and preferred stock dividends, including interest on deposits	$19,411	$87,709	$120,575	$166,171	$215,533

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	5.19 X	3.93X	1.00X	(0.20)X	(3.02)X
Including interest on deposits	2.50X	1.95X	1.00X	0.67X	0.28X

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	3.24X	2.50X	0.71X	(0.15)X	(2.98)X
Including interest on deposits	2.06X	1.64X	0.89X	0.62X	0.28X

*	The earnings for the years ended December 31, 2009 and December 31, 2008 (excluding deposit interest) were inadequate to cover total fixed charges for the year. The coverage deficiencies for 2009 and 2008 were $61.2 million and $22.7 million excluding preferred dividends, respectively, and $73.7 million and $23.3 million including preferred dividends, respectively.